Exhibit 99.1

Vasta announces transition period of its chief financial officer

São Paulo, Brazil, August 11, 2022 — Vasta Platform Limited (NASDAQ: VSTA) today announces the beginning of a transition period of its chief financial officer. From today until September 15, 2022, Vasta’s chief financial officer Mr. Bruno Giardino will transfer his activities to Mr. Cesar Augusto Silva, after which, Mr. Giardino will be dedicated to personal projects. After September 15, 2022, Mr. Silva will serve as Vasta’s new chief financial officer, and Mr. Mario Ghio Junior, Vasta’s chief executive officer, will assume the responsibilities of investor relations officer as well.

Mr. Cesar Augusto Silva is an economist and accountant with an MBA in business administration, and has more than 25 years’ experience in financial management and controllership. Mr. Silva has been working at the Cogna Group as Controllership Director since 2016, having actively participated in Vasta's IPO process with Nasdaq. Prior to joining the Cogna Group, Mr. Silva has worked at companies such as JSL Logística, T-Systems Brasil, and T-Systems Spain, and started his career with an auditing firm.

About Vasta

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill-set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com.

Contact

Investor Relations

ir@vastaplatform.com

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond our control. As a consequence, current plans, anticipated actions and future financial position and results of operations could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.